Exhibit 99.3

Unaudited Reconciliation of Certain Non-IFRS Financial Information

Some of the financial information presented in Exhibits 99.1 and 99.2 to the Report on Form 6-K dated April 29, 2015 contains non-IFRS financial measures, including Operational EBIT, Operational EBITDA, Operational Revenues, ROCE, NIBD/Equity, Operational EBIT % (Margin) and Underlying EPS. We discuss below how we define and calculate these non-IFRS measures.

Non-IFRS Financial Measures

Operational EBIT and Operational EBITDA. Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized internal margin, change in unrealized salmon derivatives, fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses and non-operational legal issues. We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBITDA is a non-IFRS financial measure, calculated by adding depreciation to Operational EBIT. Operational EBIT and Operational EBITDA are used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT and Operational EBITDA provides useful information to investors. Our use of Operational EBIT and Operational EBITDA should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT and Operational EBITDA have limitations as analytical tools in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) these measures do not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) these measures do not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT and Operational EBITDA differently than we do, limiting its usefulness as a comparative measure. Our Operational EBIT and Operational EBITDA at Group level and by country of origin are reconciled to EBIT below. Our Operational EBIT at segment level is reconciled in footnotes to our financial statements included in documents incorporated herein by reference.

Operational Revenue. Operational Revenue is a non-IFRS financial measure, calculated by excluding change in unrealized salmon derivatives from revenue and other income as set forth in our consolidated statement of income prepared in accordance with IFRS. We exclude change in unrealized salmon derivatives from our revenue and other income as we believe it affects the comparability of our operational performance from period to period, given its non-operational nature. Our use of Operational Revenue should not be viewed as an alternative to revenue and other income, which is a measure calculated in accordance with IFRS. Operational Revenue has limitations as an analytical tool in comparison to revenue. Some of these limitations include the fact that changes in unrealized salmon derivatives may need to be cash settled at a future date. Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

ROCE. ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operating legal items. Average capital employed is calculated as average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and investment in Morpol/discontinued operations. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is set forth below.

Operational EBIT % (Margin).  Operational EBIT % is a non-IFRS financial measure. We calculate Operational EBIT % by dividing Operational EBIT by Operational Revenue, each a non-IFRS financial measure. Management employs Operational EBIT % to assess operational performance of some of our segments, disregarding certain non-recurring and non-operational items, excluded from Operational EBIT and Operational Revenue. The usefulness of Operational EBIT % is inherently limited as further described in Operational EBIT and Operational Revenue paragraphs above. A table setting forth our calculation of Operational EBIT % is set forth below.

Underlying EPS. Underlying Earnings per Share, or Underlying EPS, is a non-IFRS financial measure. We calculate Underlying EPS by dividing Adjusted Operational EBIT, calculated as Operational EBIT including discontinued operations net of accrued payable interest (net), minority share of profit and tax expense calculated based on estimated weighted tax rate, divided by the average number of shares outstanding during the period. Management employs Underlying EPS to assess our operational performance, disregarding non-operational items like net currency effects and net other financial items with the exception of cash costs, and not reflecting permanent and temporary differences in the computation of taxes. We view Underlying EPS as a useful tool reflecting our operational performance per ordinary share outstanding. The usefulness of Underlying EPS is inherently limited. Some of these limitations are that Underlying EPS does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations and Underlying EPS. A table setting forth our calculation of Underlying EPS is set forth below.

Operational EBITDA and EBIT

The following table reconciles our Group Operational EBITDA and Group Operational EBIT to EBIT in NOK million for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Group Operational EBITDA	1 178	1 169	4 796
Depreciation	- 246	- 199	- 857
Group Operational EBIT	932	970	3 938
Change in unrealized internal margin	11	0	- 92
Change in unrealized salmon derivatives	- 48	3	54
Fair value uplift on harvested fish	- 1 081	- 1 220	- 5 036
Fair value adjustment on biological assets	408	957	4 750
Onerous contracts provision	84	87	24
Restructuring cost	1	0	- 51
Income/loss from associated companies	12	14	150
Impairment losses	1	0	- 24
Non-operational legal issues	0	0	- 168
Group earnings before interest and taxes (EBIT)	319	810	3 544

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Norwegian Origin	839	707	3 047
Change in unrealized internal margin	0	0	0
Change in unrealized salmon derivatives	20	0	0
Fair value uplift on harvested fish	- 957	- 915	- 3 670
Fair value adjustment on biological assets	131	610	3 869
Onerous contracts provision	84	60	- 20
Restructuring cost	0	0	0
Income/loss from associated companies	12	14	149
Impairment losses	0	0	- 7
Non-operational legal issues	0	0	0
EBIT - Salmon of Norwegian Origin	129	475	3 368

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Scottish Origin	19	132	470
Change in unrealized internal margin	0	0	0
Change in unrealized salmon derivatives	0	0	0
Fair value uplift on harvested fish	- 48	- 126	- 719
Fair value adjustment on biological assets	105	108	465
Onerous contracts provision	0	27	44
Restructuring cost	0	0	0
Income/loss from associated companies	1	0	1
Impairment losses	0	0	0
Non-operational legal issues	0	0	0
EBIT - Salmon of Scottish Origin	76	141	261

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Canadian Origin	51	117	244
Change in unrealized internal margin	0	0	0
Change in unrealized salmon derivatives	0	0	0
Fair value uplift on harvested fish	- 69	- 131	- 377
Fair value adjustment on biological assets	84	206	235
Onerous contracts provision	0	0	0
Restructuring cost	1	0	0
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Non-operational legal issues	0	0	0
EBIT - Salmon of Canadian Origin	67	192	103

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Irish Origin	0	4	33
Change in unrealized internal margin	0	0	0
Change in unrealized salmon derivatives	0	0	0
Fair value uplift on harvested fish	- 7	- 4	- 77
Fair value adjustment on biological assets	85	13	91
Onerous contracts provision	0	0	0
Restructuring cost	0	0	0
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Non-operational legal issues	0	0	0
EBIT - Salmon of Irish Origin	78	13	48

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the three months ended March 31, 2015 and 2014, and for the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Faroese Origin	- 2	44	165
Change in unrealized internal margin	0	0	0
Change in unrealized salmon derivatives	0	0	0
Fair value uplift on harvested fish	0	- 43	- 193
Fair value adjustment on biological assets	5	16	86
Onerous contracts provision	0	0	0
Restructuring cost	0	0	0
Income/loss from associated companies	0	0	0
Impairment losses	0	0	0
Non-operational legal issues	0	0	0
EBIT - Salmon of Faroese Origin	3	17	58

The following table reconciles Operational EBIT to EBIT for other including allocation to third party in NOK million for the three months ended March 31, 2015 and 2014, and for the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Operational EBIT - Other incl alloc 3rd party	25	- 36	- 21
Change in unrealized internal margin	11	0	- 92
Change in unrealized salmon derivatives	- 69	3	54
Fair value uplift on harvested fish	0	0	0
Fair value adjustment on biological assets	- 3	4	3
Onerous contracts provision	0	0	0
Restructuring cost	0	0	- 51
Income/loss from associated companies	0	0	0
Impairment losses	1	0	- 17
Non-operational legal issues	0	0	- 168
EBIT - Other incl alloc 3rd party	- 34	- 29	- 292

The sum of the reconciliation tables by origin (Norwegian, Scottish, Canadian, Irish and Faroese) and Other including allocation to third party equals the Group total.

Operational EBIT: NOK per KG

The following table reconciles Group level Operational EBIT to EBIT in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Group Operational EBIT	11.17	13.01	11.21
Change in unrealized internal margin	0.13	0.00	- 0.26
Change in unrealized salmon derivatives	- 0.58	0.04	0.15
Fair value uplift on harvested fish	- 12.96	- 16.38	- 14.33
Fair value adjustment on biological assets	4.89	12.84	13.52
Onerous contracts provision	1.01	1.16	0.07
Restructuring cost	0.01	0.00	- 0.15
Income/loss from associated companies	0.15	0.18	0.43
Impairment losses	0.01	0.00	- 0.07
Non-operational legal issues	0.00	0.00	- 0.48
Group EBIT	3.83	10.87	10.09

The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Norwegian Origin	12.87	12.83	11.81
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.31	0.00	0.00
Fair value uplift on harvested fish	- 14.68	- 16.61	- 14.23
Fair value adjustment on biological assets	2.02	11.07	14.99
Onerous contracts provision	1.29	1.09	- 0.08
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.18	0.25	0.58
Impairment losses	0.00	0.00	- 0.03
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Norwegian Origin	1.98	8.62	13.05

The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Scottish Origin	2.70	12.66	9.63
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	- 6.74	- 12.06	- 14.72
Fair value adjustment on biological assets	14.70	10.36	9.53
Onerous contracts provision	0.00	2.56	0.89
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.07	0.00	0.01
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Scottish Origin	10.73	13.51	5.34

The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Canadian Origin	4.90	18.42	9.14
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	- 6.60	- 20.61	- 14.11
Fair value adjustment on biological assets	8.01	32.29	8.80
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.08	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Canadian Origin	6.38	30.11	3.84

The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Irish Origin	- 0.76	8.84	5.32
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	- 11.04	- 9.09	- 12.26
Fair value uplift on harvested fish	138.74	27.32	14.54
Fair value adjustment on biological assets	0.00	0.00	0.00
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Irish Origin	126.94	27.08	7.60

The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK per kg)
	(Unaudited)
		Reclassified
Operational EBIT - Salmon of Faroese Origin	0.00	21.05	14.29
Change in unrealized internal margin	0.00	0.00	0.00
Change in unrealized salmon derivatives	0.00	0.00	0.00
Fair value uplift on harvested fish	0.00	- 20.55	- 16.78
Fair value adjustment on biological assets	0.00	7.71	7.48
Onerous contracts provision	0.00	0.00	0.00
Restructuring cost	0.00	0.00	0.00
Income/loss from associated companies	0.00	0.00	0.00
Impairment losses	0.00	0.00	0.00
Non-operational legal issues	0.00	0.00	0.00
EBIT - Salmon of Faroese Origin	0.00	8.21	4.99

NIBD, ROCE, Adjusted EBIT

The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to Non-current interest-bearing debt, for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)
		Reclassified
Adjusted EBIT	908	987	3 975
Fair value uplift on harvested fish	- 1 081	- 1 220	- 5 036
Fair value adjustment on biological assets	408	957	4 750
Onerous contracts provision	84	87	24
Other Non-operating legal items	0	0	- 168
EBIT	319	810	3 544

Net interest-bearing debt (NIBD)	7 518	7 511	9 268
Cash	579	888	1 408
Current interest bearing debt	- 2	- 285	- 7
Non-current interest bearing debt	8 094	8 114	10 669
NIBD	7 518	7 511	9 268

Investment in Morpol/discontinued operations	- 4 849	- 953	- 19
Total Equity	18 387	16 399	14 718
Fair value adjustment on biological assets	- 1 617	- 2 514	- 2 258
Onerous contracts provision	47	67	131
Capital employed as of the end of the period	19 486	20 509	21 840
Average capital employed 1)	20 672	20 144	21 259
Adjusted EBIT	908	987	3 975
ROCE 2)	17.6%	19.2%	18.7%
____________________
(1)	Calculated as the average capital employed as of the beginning and the end of the period, except when there are material transactions during the year.
(2)	ROCE for the three months ended March 31, 2015 and 2014 is calculated as annualized adjusted EBIT (Adjusted EBIT times four) divided by the average capital employed for the quarter.

Underlying EPS

The following tables set forth our calculation of Underlying EPS for the three months ended March 31, 2015 and 2014, the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million)
	(Unaudited)

Operational EBIT	932	970	3 938
Operational EBIT discontinued operation	- 101	121	316
Operational EBIT incl discontinued operation	831	1 090	4 254
Accured payable interest (net)	- 74	- 108	- 375
Calculated tax expense	- 207	- 254	- 998
Minority share of profit	-0.9	3.4	-3.9

Op EBIT adj for above items	549	731	2 878
Shares outstanding (average)	412 983 982	410 336 788	410 336 788

Underlying EPS (NOK per share)	1.33	1.78	7.01
_______________
The number of shares is retroactively adjusted to reflect the 10:1 share consolidation that was carried out in January 2014.

Operational EBIT % (Margin)

The following table sets forth our calculation of Group Operational EBIT % for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014.  Our Operational Revenue is reconciled to revenue and other income in footnotes to our financial statements included in documents incorporated herein by reference.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million, except Operational EBIT %)
	(Unaudited)
		Reclassified
Group Operational EBIT	932	970	3 938
Operational revenues	5 652	5 241	22 847
Group Operational EBIT %	16.5%	18.5%	17.2%

The following table sets forth our calculation of Operational EBIT % for the Consumer Products segment for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Consumer Products	- 2	- 63	119
Operational revenues	2 361	2 105	9 235
Operational EBIT% - Consumer Products	-0.1%	-3.0%	1.3%

The following table sets forth our calculation of Operational EBIT % for the Markets division for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Markets	108	85	518
Operational revenues	3 984	4 380	18 857
Operational EBIT % - Markets	2.7%	1.9%	2.7%

The following table sets forth our calculation of Operational EBIT % for the Farming segment for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Farming	808	1 090	3 651
Operational revenues	3 377	3 761	16 249
Operational EBIT % - Farming	23.9%	29.0%	22.5%

The following table sets forth our calculation of Operational EBIT % for the Feed segment for the three months ended March 31, 2015 and 2014, and the year ended December 31, 2014:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	(in NOK million, except Operational EBIT %)
	(Unaudited)
Operational EBIT - Feed	19	- 16	47
Operational revenues	392	0	1 215
Operational EBIT% - Feed	4.8%	-	3.9%